Exhibit 1

                                            Contact:    Susie Ter-Jung
                                                        Bunge Limited
                                                        1-914-684-3398
                                                        Susie.ter-jung@bunge.com


                     Bunge Announces Executive Appointments
         Bunge North America President and CEO John E. Klein to retire, to be succeeded by Carl Hausmann, Bunge Europe CEO;
             Jean-Louis Gourbin to join Bunge from the Danone Group
                               as Bunge Europe CEO

WHITE PLAINS, NY - December 1, 2003 - Bunge Limited (NYSE: BG) today announced that John E. Klein, President and CEO of Bunge North America, will step down on December 31, 2003, after 28 years of distinguished service to the company, 19 of which as CEO of Bunge North America. Mr. Klein will be replaced by Carl Hausmann, the current CEO of Bunge Europe. Mr. Klein will continue to serve Bunge in the capacity of non-executive Chairman of Bunge North America. Mr. Hausmann will be succeeded by Jean-Louis Gourbin, who joins Bunge from the Danone Group. These new executive appointments will go into effect in January 2004.

"During my years at Bunge, the company has grown to become one of the world's premier agribusiness and food companies," said Mr. Klein. "I have had the privilege to work with many hardworking and dedicated people throughout the organization, and we are very proud of the company's success. I look forward to serving in my new role, and welcome my successor, Carl Hausmann."

Mr. Klein joined Bunge in 1976 and served in various financial, commercial and management positions in Antwerp, Rotterdam, London, Sao Paulo, Buenos Aires, New York and St. Louis, before being named President and CEO of Bunge North America in 1985. Prior to joining Bunge, Mr. Klein taught at International College in Beirut, Lebanon, and practiced law at the New York law firm of Sullivan & Cromwell. Mr. Klein holds a bachelor's degree from Princeton University and a law degree from the University of Michigan.

"On behalf of the employees of Bunge, I would like to thank John for nearly three decades of loyal and dedicated service to the company," said Alberto Weisser, Chairman and CEO of Bunge Limited. "John embodies the Bunge values of integrity, openness and trust and his leadership, tireless dedication and commitment to excellence have helped transform Bunge into the company it is today."

Carl Hausmann, the current CEO of Bunge Europe, will transfer to St. Louis to succeed Mr. Klein as President and CEO of Bunge North America in January 2004. Mr. Hausmann joined Bunge in October 2002 as CEO of Bunge Europe, when Bunge acquired Cereol SA, where he served as Chairman and CEO. In 1978, Mr. Hausmann joined Continental Grain, where he worked in various positions in South America, Europe, Africa, and the United States. Mr. Hausmann later went on to become President and CEO of Central Soya. In 1998 he was appointed President and CEO of Cerestar USA and of Eridania Beghin-Say America and in 2001, Chairman and CEO of Cereol SA in France. Mr. Hausmann holds a bachelor's degree from Boston College and an MBA from the INSEAD.

Jean-Louis Gourbin will succeed Mr. Hausmann in Geneva as CEO of Bunge Europe in January 2004. Mr. Gourbin joins Bunge from the Danone Group, where he served as Executive Vice President of Danone and President of the company's Biscuits and Cereal Products division since 1999. Mr. Gourbin worked for more than 15 years with the Kellogg Company where he last occupied the positions of President of Kellogg Europe and Executive Vice President of Kellogg. In his professional career, he has also held positions at Ralston Purina and CPC. Mr. Gourbin holds both a Bachelor's and a Master's degree in Economics from the Sorbonne.

About Bunge

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Founded in 1818 and headquartered in White Plains, New York, Bunge has 24,000 employees and locations in 29 countries. Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

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